SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                        SCHEDULE 13D
                       (Rule 13d-101)


   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
  To 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13D-
                            2(a)

             NETWORK SYSTEMS INTERNATIONAL, INC.
                      (Name of Issuer)

               COMMON STOCK,  $.001 PAR VALUE
               (Title of Class of Securities)

                         64121L-10-3
                       (CUSIP Number)

                    EDGAR W. MILLER, Jr.
                      200 N. ELM STREET
                   GREENSBORO, N.C.  27401
                        336-271-8400
 (Name, Address and Telephone Number of Person Authorized to
             Receive Notices and Communications)

                       August 18, 1997
   (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) of Rule 13d-1(g), check the
following box.   [ __ ]

                        SCHEDULE 13D

CUSIP No.   64121L-10-3

1.   Name of Reporting Persons - IRS Identifications No. of
     Above Person (Entities Only)

          Edgar W. Miller, Jr.

2.   Check the Appropriate Box if a Member of a Group

          (a)  [ __ ]
          (b)  [ __ ]

3.   SEC Use Only

4.   Source of Funds

          SC

5.   Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)

          To Items 2(d) or 2(e)  [ __ ]

6.   Citizenship or Place of Organization

          United States

Number of Shares Beneficially Owned by Each Reporting Person With:

     7.   Sole Voting Power

          1,461,183 (1)

     8.   Shared Voting Power

          0

     9.   Sole Dispositive Power

          1,461,183 (1)

     10.  Shared Dispositive Power

          0

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person

          1,461,183 (1)

12.  Check if the Aggregate Amount in Row 11 Excludes
     Certain Shares

          [ __ ]

13.  Percent of Class Represented by Amount in Row 11

          18.7 % (1) (2)

14.  Type of Reporting Person

          IN

(1) Share amounts are based upon the total amount beneficially owned as of June 26, 2000. On April 22, 1996, Network Systems International, Inc., formerly Aqua Australis, completed a reverse triangular merger whereby two of its wholly owned subsidiary corporations merged with two North Carolina corporations, with the North Carolina corporations being the surviving corporations in the merger. Mr. Miller initially in connection with this merger received 1,237,097 shares of the Company's stock. On August 18, 1997, the Company filed a Form 8A with the Securities and Exchange Commission registering the Company as a 12(g) reporting company under the Securities Act of 1933. Subsequently to filing the Form 8A, Mr. Miller gifted 4,800 shares. On January 12, 1998, the Company authorized a 5 for 4 stock split thus adjusting Mr. Miller's common stock ownership to 1,540,371. Subsequent to the stock split, Mr. Miller purchased a total of 850 shares, gifted 43,900 shares and sold 37,700 shares. In addition, Mr. Miller indirectly holds 1,562 shares by his wife. These shares are included in the amounts stated above.

(2) Calculated based upon the total of 7,805,654 shares of Common Stock outstanding as of June 26, 2000 per the Company's stock transfer agent.

Item 1.        Security and Issuer

This Schedule 13D relates to the shares of common stock, par value $.001 per share (the "Common Stock"), of Network
Systems International, Inc., a Nevada corporation (the
"Network Systems").

The principal executive offices of Network are located at 200 North Elm Street, Greensboro, North Carolina, 27401.

Item 2.        Identity and Background

     (a)  Name:

          Edgar W. Miller, Jr.

     (b)  Address:

          200 North Elm Street
          Greensboro, North Carolina, 27401

     (c)  Present Principal Occupation:

          Mr. Miller is Senior Vice President of Sales and
          Marketing of Network Systems. The principal executive offices of Network are located at 200
          North Elm Street, Greensboro, North Carolina,
          27401.

     (d) During the last five years, Mr. Miller has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Mr. Miller was not party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f)  Citizenship:

          Mr. Miller is a United States citizen.

Item 3.        Source and Amount of Funds or Other Consideration

Pursuant to the April 22, 1996 Merger Agreement, Mr. Miller exchanged 1,237,097 shares in Network Information Services
Inc., a North Carolina corporation, for 1,237,097 shares of Network Systems. Mr. Miller did not tender any other consideration for the shares of Common Stock he received as a result of the merger.

Item 4.        Purpose of Transaction

Mr. Miller has acquired the securities specified in Item 5 of this Schedule 13D as a result of the transactions of the Merger Agreement. Mr. Miller was the second largest shareholder of Network Information Services, Inc. and is the second largest shareholder of Network Systems beneficially owning approximately 18.7% of the Common Stock outstanding as of June 26, 2000.

Mr. Miller may from time to time acquire additional securities of Network Systems or at any time dispose of securities of Network Systems he now beneficially owns or hereafter may acquire.

Item 5.        Interest in Securities of the Issuer

Mr. Miller beneficially owns, and has the sole power to vote and dispose of, 1,461,183 shares, or 18.7%, of the outstanding shares of Common Stock. The calculation of ownership set forth herein is based upon 7,805,654 shares of Common Stock outstanding as of June 26, 2000, as indicated on the records of the transfer agent.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships With Respect to Securities of the
          Issuer.

There are no contracts, arrangements, understandings, agreements or relationships (legal or otherwise) between Mr.
Miller and any person with respect to the securities of Network Systems.

Item 7.   Materials to Be Filed as Exhibits

          N/A

                          Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     June 26, 2000

                         /s/  Edgar W. Miller, Jr.

                              EDGAR W.  MILLER, Jr.